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                                                                  EXHIBIT 99.A.1

                     [VICORP RESTAURANTS, INC. LETTERHEAD]


Dear Shareholder:

  We are pleased to inform you that the Board of Directors of VICORP Restaurants, Inc. has unanimously authorized VICORP management to implement a tender offer for up to 2,000,000 shares of Common Stock for $19.00 in cash per share. The tender offer provides shareholders the opportunity to sell shares for cash without the usual transaction costs and, in the case of those holders who own less than 100 shares, without incurring any applicable odd lot discounts. The tender offer is not conditioned upon tender of a minimum number of shares; however, amounts tendered above 2,000,000 shares of Common Stock will be prorated, unless the Company elects to accept a greater number of shares. The tender offer will expire on 5:00 p.m. Eastern Standard Time, Wednesday, December 22, 1999 unless extended.

  The purpose of the tender offer is to provide an opportunity for additional liquidity to our shareholders. For several years, shareholders have expressed a desire for improved liquidity for their shares of Common Stock. The Board of Directors has determined that the Company's financial condition, outlook and current market condition, make it an appropriate time to repurchase up to 2,000,000 of the issued and outstanding shares. Shareholders who seek additional liquidity for their shares will have the opportunity to accept this offer.

  The enclosed Offer to Purchase provides important information about the Company and along with the accompanying Letter of Transmittal, contains the detailed terms of the tender offer. Please read and consider the information carefully. In order to tender your shares of Common Stock pursuant to the tender offer:

  . If you are the beneficial owner and the Shares are registered in your name, you must complete and sign the Letter of Transmittal and forward it, together with certificates representing the tendered shares to the Depositary at its address on the back cover page of the Offer to Purchase;

  . If you are the beneficial owner, but the shares are not registered in your name (because the registered holder is instead a securities brokerage firm, securities dealer, commercial bank, trust company or other nominee which holds the shares on your behalf) then you must instead promptly contact the registered holder of your shares to tender your shares in accordance with the instructions.

  Neither the Company nor its Board of Directors makes any recommendation to any shareholder as to whether to tender or refrain from tendering shares.

  Questions and requests for assistance or for additional copies of the Offer to Purchase should be directed to D.F. King & Co., Inc., the Company's information agent, at 800-758-5880.

  I trust you will give your careful consideration to the enclosed materials.


                                          Sincerely yours,


                                          /s/ Charles R. Frederickson

                                          Chairman of the Board